[ING Funds Logo]

January 28, 2008

VIA EDGAR

Ms. Allison White, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Portfolios, Inc.
(File Nos. 333-05173 and 811-07651)

Dear Ms. White:

This letter responds to subsequent comments provided by the staff of the Securities and Exchange Commission (the “Staff”) to Paul Caldarelli and Phil Newman on January 25, 2008 for Post-Effective Amendment No. 30 to the Registration Statement on Form N-1A for ING Variable Portfolios, Inc. (“Registrant”). Our summary of the Staff’s comments and our responses thereto are provided below. Included as Attachment A to this letter is the Registrant’s “Tandy Letter.”

The discussion below focuses on the new series, ING WisdomTreeSM Global High-Yielding Equity Index Portfolio (the “Portfolio”).

Hypothetical Performance (pg. 16)

1.	Comment: The Staff requests that the Registrant include as an appendix to the Prospectus a more detailed description of the WisdomTreeSM Global High-Yielding Equity Index.

Response: Attached to this letter as Appendix B is a copy of the WisdomTree Rules-Based Methodology which is a more detailed description of the WisdomTreeSM Global High-Yielding Equity Index that the Registrant will include as an appendix to the Prospectus.

2.

Comments: The Staff requested that the Registrant represent that documentation substantiating the calculation of the back-tested performance for the WisdomTreeSM Global High-Yielding Equity Index exists and is maintained.

Response: The Registrant represents that the documentation substantiating the calculation of the back-tested performance for the WisdomTreeSM Global High-Yielding Equity Index exists and is maintained.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli

Paul A. Caldarelli

Counsel

ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Goodwin Procter LLP

Attachment A

[ING Funds Logo]

January 28, 2008

VIA EDGAR

Ms. Allison White, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Variable Portfolios, Inc.

(File Nos. 333-05173 and 811-07651)

Dear Ms. White:

ING Variable Portfolios, Inc. (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.

Huey P. Falgout, Jr.

Chief Counsel

ING U.S. Legal Services

Attachments

cc:	Goodwin Procter LLP

Attachment B

APPENDIX A

WISDOMTREE RULES-BASED METHODOLOGY

Overview and Description of Methodology Guide for WisdomTreeSM Global High-Yielding Equity Index

WisdomTreeSM Global High-Yielding Equity Index (“Index”) was developed by WisdomTree Investments, Inc. to measure the performance of relatively high dividend-yielding stocks in the global markets. The WisdomTreeSM Global High-Yielding Equity Index comprises the top 30% of the companies ranked by dividend yield from a universe consisting of companies included in WisdomTree’s three primary dividend indexes: in the United States, the WisdomTree Dividend Index, in the developed world, the WisdomTree DEFA Index, and in the emerging markets the WisdomTree Emerging Markets Dividend Index. In addition to being a member of one of these three primary WisdomTree indexes, companies must also have a market capitalization of at least $2 billion as of the Screening Point (defined below). The resulting universe of companies after the market cap screen is applied is ranked by dividend yield and the top 30% of companies are selected for the WisdomTreeSM Global High-Yielding Equity Index.

Each index is reconstituted annually, at which time each component’s weight is adjusted to reflect its dividend-weighting in the Index. Dividend weighting is defined as each component’s cash dividends paid over the prior year divided by the sum of the cash dividends paid by all the components in the Index over the same period. This quotient is the percentage weight assigned to each component in the Index at the annual reconstitution. Cash dividends paid is calculated by multiplying the U.S. dollar value of the company’s annual gross dividend per share by the number of common shares outstanding for that company. Each of the indexes is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the indexes. The indexes are calculated using primary market prices.

Key Features

Membership Criteria

To be included in the WisdomTreeSM Global High-Yielding Equity Index, companies must have a $2 billion market capitalization and be included in one of WisdomTree’s three primary regional indexes that cover the world markets:

1)	The WisdomTree Dividend Index: (United States)

2)	The WisdomTree DEFA Index: (International Developed World)

3)	The WisdomTree Emerging Markets Dividend Index: (Emerging Markets)

The selection methodologies for these indexes are listed below.

WisdomTree Dividend Index:

To be eligible for inclusion in the Domestic Dividend Indexes, a company must list its shares on the New York Stock Exchange (NYSE), American Stock Exchange (AMEX) or the NASDAQ Global Market (together, the “three major exchanges”), be incorporated in the United States and pay regular cash dividends on shares of its common stock in the 12 months preceeding the annual reconstitution, which takes place in December. Companies need to have a market capitalization of at least $100 million by the “Screening Point” (the duration of time after the close of trading on the last trading day in November, and before the open of trading on the next trading day) and shares of such companies need to have had an average daily dollar volume of at least $100,000 for three months preceding the Screening Point. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs, GDRs and EDRs are excluded, as are limited partnerships, limited liability companies, royalty trusts and companies that are not incorporated in the United States (“United States” is defined herein as the 50 U.S. states plus the Commonwealth of Puerto Rico). Preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible.1

WisdomTree DEFA Index:

Component companies must list their shares on one of the major stock exchanges in Europe (i.e., Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Netherlands, Norway, Portugal, Spain, Sweden, Switzerland, or the United Kingdom), the Tokyo Stock Exchange, or on the major stock exchanges in Australia, New Zealand, Hong Kong, or Singapore. Companies must be incorporated in Europe, Japan, Australia, New Zealand, Hong Kong, or Singapore and have paid at least $5 million in cash dividends on shares of their common stock in the 12 months prior to the annual reconstitution. Companies must have a market capitalization of at least $100 million on the International Screening Point and shares of such companies must have had an average daily dollar volume of at least $100,000 for three months preceding the International Screening Point. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. Companies that are not incorporated in Europe, Japan, Australia, New Zealand, Hong Kong, or Singapore are excluded. ADRs, GDRs and EDRs, limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. Shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the International Screening Point.

WisdomTree Emerging Markets Dividend Index:

Component companies must have their shares listed on a stock exchange in one of the following countries: Argentina, Brazil, Chile, China, Czech Republic, Hungary, India, Indonesia, Israel, Korea, Malaysia, Mexico, Philippines, Poland, Russia, South Africa, Taiwan, Thailand, and Turkey. Securities must be incorporated in one of these Emerging Market Countries and have paid at least $5 million in cash dividends on shares of their common stock in the 12 months prior to the annual reconstitution in June. In India, only securities whose foreign ownership restriction limits have yet to be breached are eligible for inclusion in the index. Local exchange shares are included in the index for all countries with the exception of Argentina and Russia, which include only American Depository Receipts (ADRs) or Global Depositary Receipts (GDRs). Securities need to have a market capitalization of at least $200 million on the “Emerging Market Screening Point” (the duration of time after the close of trading on the last trading day in May and before the open of trading on the next trading day) and securities need to have had an average daily dollar volume of at least $200,000 for each of the six months preceding the Emerging Market Screening Point. Common stocks, REITs, tracking stocks, and holding companies are eligible for inclusion. ADRs or GDRs are eligible in Russia and Argentina but no other country. Security types that are excluded from the index are: Limited partnerships, royalty trusts, passive foreign investment companies, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights. Shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the International Screening Point.

Base Date and Base Value

The Index was established with a base value of 200 on November 30, 2007.

Calculation and Dissemination

The following formula is used to calculate the index levels for the International Sector Indexes:

[1]	Mortgage REITs are not eligible for inclusion in the WisdomTree Domestic and International Dividend Indexes.

Si{SiPiEi}

D

Si = Number of shares in the index for security i.

Pi = Price of security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The WisdomTreeSM Global High-Yielding Equity Yield Index is calculated whenever the major exchanges in the US and international markets are open for trading.

If trading is suspended while one of the major exchanges is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price index and the return indexes are calculated and disseminated on an end-of-day basis.

Weighting

The WisdomTreeSM Global High-Yielding Equity Index is a modified capitalization-weighted Index that employs a transparent weighting formula to magnify the effect that dividends play in the total return of the indexes. The initial weight of a component in the Index at the annual reconstitution is equal to the dollar value of the company’s cash dividends paid in the prior twelve months. To calculate the weighting factor – Cash Dividends Paid – gross annual dividend per share is multiplied by common shares outstanding.2 Thus, each component’s weight in the Index at the “Weighting Date” (defined below) reflects its share of the total Dividend Stream paid in the prior 12 months by all of the component companies in the Index in U.S. dollars. The Weighting Date is when component weights are set, and it occurs immediately after the close of trading on the third Wednesday of June. New components and component weights take effect before the opening of trading on the first Monday following the third Friday of June the “Reconstitution Date.”

Should any company achieve a weighting equal to or greater than 24.0% of the Index, its weighting will be reduced to 20.0% at the close of the current calendar quarter, and all other components in the Index will be rebalanced. Moreover, should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

Dividend Treatment

Normal dividend payments are not taken into account in the price index, whereas they are reinvested and accounted for in the total return index. However, special dividends that are not reinvested in the total return index require index divisor adjustments to prevent the distribution from distorting the price index.

[2]	Special Dividends are not included in the computation of Index weights.

Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the share class of that company with the greater liquidity would be selected for inclusion. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

Index Maintenance

Index maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the WisdomTreeSM Global High-Yielding Equity Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the WisdomTreeSM Global High-Yielding Equity Index. Other corporate actions, such as special dividends, may require index divisor adjustments. Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

Component Changes

•	Additions

Additions to the WisdomTreeSM Global High-Yielding Equity Index are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the close of trading on the third Friday in June. With the exception of a certain type of spin-off, no additions are made to the WisdomTreeSM Global High-Yielding Equity Index between annual reconstitutions.

•	Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that cancels its dividend payment is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date.3 A component company that re-incorporates outside of the defined domiciles identified above is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

[3]

Companies being acquired will be deleted from the WisdomTree indexes immediately before the effective date of the acquisition or upon notice of a suspension of trading in the stock of the company that is being acquired. In cases where an effective date is not publicly announced in advance, or where a notice of suspension of trading in connection with an acquisition is not announced in advance, WisdomTree Investments, Inc. Reserves the right to delete the company being acquired based on best available market information.

Spin-Offs and IPOs

Should a company be spun-off from an existing component company and pay a regular cash dividend, it is not allowed into the Index until the next annual reconstitution, provided it meets all other Index inclusion requirements. Spin-off shares of publicly traded companies that are included in the same Index as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that pay a regular cash dividend and that meet all other inclusion requirements must wait until the next annual reconstitution to be included in the Index.

Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WisdomTree Investments, Inc. reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, re-incorporate outside of a defined domicile or that cancel their dividends in the intervening weeks between the Screening Point and the reconstitution date are not included in the Domestic Dividend Indexes, and the weights of the remaining components are adjusted accordingly.

Selection Parameters for the Domestic Dividend Indexes

Selection parameters for the WisdomTreeSM Global High-Yielding Equity Index are defined above. Companies that pass this selection criteria as of the Screening Point are included in the Index. The component companies are assigned weights in the Index as defined above and annual reconstitution of the Index takes effect as defined above.